SEC File Number 1-32533
CUSIP Number 228834107
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check One):

☑ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR
For Period Ended: December 31, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Report Ended:

     Read Instruction (on back page) Before Preparing Form. Please Print or Type.
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the following checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

     Full Name of Registrant: Crusader Energy Group Inc.
     Former Name if Applicable: NA
     Address of Principal Executive Office (Street and Number): 4747 Gaillardia Parkway
     City, State and Zip Code: Oklahoma City, Oklahoma 73142

PART II — RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
☑ (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐ (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period.
     Crusader Energy Group Inc. (the “Company”) is unable to complete its annual report on Form 10-K for the fiscal year ended December 31, 2008 (the “Annual Report”), within the prescribed period without undue effort and expense to the Company because (i) as disclosed in the Company’s Current Report on Form 8-K filed on February 27, 2009, the Company is evaluating and assessing various financial and strategic alternatives, including addressing its current Borrowing Base Deficiency (as defined on page 2 in Item 2.04 of the Company’s Form 8-K filed with the Securities and Exchange Commission on February 27, 2009, which definition is incorporated herein by reference) under the Company’s senior credit facility and (ii) the Company erroneously believed that, due to its transition from the smaller reporting company disclosure rules which allow the Company to utilize the smaller reporting company disclosure rules for its December 31, 2008, Form 10-K, and the Company’s interpretation of clause (iv) of the definition of “accelerated filer” under Rule 12b-2 of the Securities Exchange Act of 1934 that it was not an “accelerated filer” for purposes of the December 31, 2008, Form 10-K.
     As a result of the complex nature of the situation described in clause (i) of the preceding paragraph and the time demand of management related thereto, as well as the situation described in clause (ii) of the preceding paragraph, the Company requires additional time to complete its 2008 year end financial statements and finalize its Annual Report.

PART IV — OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification
Roy A. Fletcher, Vice President and Controller
(405) 241-1847
     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☑ Yes      ☐ No
     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion hereof?
☑ Yes      ☐ No
     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The results of operations of the Company have changed significantly from the prior year due to a business combination completed during 2008, and price fluctuations for oil and natural gas in 2008 as compared to 2007 as well as increased vendor costs and costs of fuel, raw material and labor in 2008. On December 31, 2007, Westside Energy Corporation (“Westside”), a public company traded on the American Stock Exchange, entered into a contribution agreement to combine with several affiliated privately held entities including Knight Energy Group, LLC (“Knight”), Knight Energy Group II, LLC, RCH Upland Acquisition, LLC, Hawk Energy Fund I, LLC, Knight Energy Management, LLC, Crusader Energy Group, LLC and Crusader Management Corporation (collectively, the “Crusader Entities”). On June 26, 2008, the business combination contemplated by the contribution agreement (the “Westside Transaction”) was completed and Westside changed its name to Crusader Energy Group Inc. (“Crusader” or the “Company”). For accounting purposes, the Westside Transaction was treated as a reverse acquisition with Knight as the acquirer and Westside and the other Crusader Entities as the acquired parties. As such, the historical financial statements of Crusader for periods prior to the June 26, 2008, date of the Westside Transaction are Knight’s historical financial statements, which were included in the Company’s proxy statement dated May 23, 2008, filed with the Securities and Exchange Commission (“SEC”) on May 28, 2008. The Westside Transaction has been accounted for using the purchase method of accounting and the results of operations for Westside and the other Crusader Entities are included in the Knight financial statements subsequent to June 26, 2008.
Quantitative comparisons of the results of operations of the Company for the first nine months of 2008 ended September 30, 2008, giving effect to the Westside Transaction and the other factors described in the first sentence of the preceding paragraph are contained in the Company’s Quarterly Reports on Form 10-Q for the quarters ended June 30, 2008, and September 30, 2008, as filed with the SEC. The Company will report year end results of operations when it has finalized its 2008 year end financial statements, and, due to the decrease in oil and natural gas prices, the Company expects to report an impairment to the carrying value of its oil and gas properties in the fourth quarter.

Crusader Energy Group Inc.
(Name of Registrant as specified in charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 17, 2009	By:	/s/ Roy A. Fletcher
		Name:	Roy A. Fletcher
		Title:	Vice President and Controller

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.